NINE ENERGY SERVICE, INC.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Claudia Rios

Re:	Nine Energy Service, Inc.

Registration Statement on Form S-3

Filed December 23, 2022

File No. 333-268999

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nine Energy Service, Inc., a Delaware corporation (the “Company”), on behalf of itself and each of its co-registrant subsidiaries listed in the Registration Statement referred to above, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on January 5, 2023, or as soon thereafter as is practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, the Company’s legal counsel, at (214) 972-1673, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore
Name:	Theodore R. Moore
Title:	Senior Vice President and General Counsel

cc:	Ann G. Fox, President and Chief Executive Officer, Nine Energy Service, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Lanchi D. Huynh, Kirkland & Ellis LLP